EXHIBIT 99.1

Correction: Inventiva Announces Preliminary Financial Results for the First Half of 20261

  Cash and cash equivalents at €166.1 million and €67.8 million in short-term deposits2 as at June 30, 2026

Daix (France), New York City (New York, United States), July 30, 2026 – Update to Press Release Dated July 29, 2026. The Company wishes to correct an error in the press release issued on July 29, 2026. On page 2, the potential proceeds for the Tranche C of the Debt Financing Transaction was mistakenly stated as €20 million. The correct figure is €55 million. All other information in the press release remains unchanged. As a result, the corrected version shall read as follows:

Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of an oral therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today reported certain preliminary financial results for the first half of 2026, including its cash, cash equivalents and revenues.

Preliminary Financial Results

As at June 30, 2026, the Company’s cash and cash equivalents amounted to €166.1 million and €67.8 million in short-term deposits2, compared to cash and cash equivalents at €99.3 million and €131.6 million in short-term deposits as at December 31, 2025.

Net cash used in operating activities amounted to (€48.7) million for the first half of 2026, compared to (€53.7) million for the same period in 2025. The lower cash consumption mainly reflects the working capital change of €8.8 million between the two periods. This lower cash consumption is partially offset by the increase in operating expenses relating to the continued advancement of the NATiV3 Phase 3 clinical trial and preparation of pre commercial activities. R&D expenses amounted to (€50.1) million in the first half of 2026 compared to (€44.9) for the same period in 2025.

Net cash generated from investing activities for the first half of 2026 amounted to €63.9 million, compared to (€24.8) million for the first half of 2025. The increase is mostly due to new short-term deposit subscriptions following the June combined financing operations announced on June 2, 20263.

Net cash generated from financing activities for the first half of 2026 amounted to €50.9 million, compared to €104.8 million in the first half of 2025.

The net cash generated from financing activities in the first half of 2026 reflects the comprehensive capital structure optimization announced on June 2, 2026, including the Equity Offering of €103 million and the Debt Financing Transaction of €75 million4. These cash inflows were partially offset by the repayment in full of the existing EIB loan for an aggregate amount of €62 million, and the repurchase of the Legacy EIB Tranche A Warrants and 700,000 of the Legacy EIB Tranche B Warrants for an aggregate repurchase price of €50 million. For further information regarding these transactions, please refer to the Company’s press releases dated June 2, 2026 and June 12, 2026.

The net cash generated from financing activities in the first half of 2025 came from the gross proceeds of €115.6 million (net proceeds of €108.0 million) from the second tranche of the Structured Financing announced in October 20245.

Based on the Company’s existing cash and cash equivalents and short-term deposits, together with the net proceeds from the completed Equity Offering, the completed EIB Transactions and the issuance of Tranches A and B under the Debt Financing Transaction6, the Company expects to be able to finance its operations as currently planned until the end of the second quarter of 2027. At the date of this communication, the Company's current cash and cash equivalents are not sufficient to cover operating needs as currently planned for the next 12 months.

Based on the Company’s existing cash and cash equivalents and short-term deposits, together with the net proceeds from the completed Equity Offering, the completed EIB Transactions and the issuance of Tranches A and B under the Debt Financing Transaction, and assuming the successful completion of Tranche C of the Debt Financing Transaction for potential proceeds of up to €55.0 million and the exercise in full of the Tranche 3 warrants previously issued by the Company in the Structured Financing4 for potential proceeds of up to €116.0 million, the Company expects to be able to finance its operations as currently planned until the start of the first quarter of 20287.

Over the first half of 2026, the Company recorded a positive foreign exchange effect on cash and cash equivalents of €0.7 million, compared with a negative effect of (€0.7) million for the first half of 2025, primarily due to the changes in the EUR/USD exchange rate.

Revenues

No revenues recorded for the first half of 2026, compared to €4.5 million generated for the same period in 2025.

Next financial results publication

Financial results for the first half of 2026: Wednesday September 25, 2026 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease. Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations Pascaline Clerc: media@inventivapharma.com Mark Corbae: inventivapr@icrhealthcare.com	Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, preliminary unaudited financial results for Inventiva’s six months ended June 30, 2026, forecasts and estimates with respect to Inventiva’s cash resources and expenses, including expectations and assumptions in connection with Inventiva’s estimated cash runway and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including design, duration, timing, costs, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, and Inventiva’s pipeline development plans, future activities, expectations, plans, growth and prospects. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including the completion of financial closing procedures, final adjustments and other developments that may arise that could cause the preliminary financial results for the first half of 2026 to differ from the financial results that will be reflected in Inventiva’s reviewed consolidated financial statements for the first half of 2026, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva’s and its partners’ clinical trials may not support Inventiva’s and its partners’ product candidate claims, Inventiva’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva’s and its partners’ control, Inventiva’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in law and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Preliminary, non-audited financial information
2 Short-term deposits were included in the category “other current assets” in the IFRS consolidated statement of financial position and were considered by the Company as liquid and easily available.
3 Cf press release of June 2, 2026
4 Capitalized terms used herein and not otherwise defined have the meanings given to them in the Company's press release dated June 2, 2026.
5 Cf press release of October 13, 2024
6 Cf press release of June 2, 2026 (In particular the description of the financial covenants pertaining to the Debt Financing)
7 These estimates are based on the Company’s current business plan and exclude any potential milestones payable to or by the Company and any additional expenditures related to the product candidate or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated product development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, the Company may amend its business plan in the future and the Company may have to use its resources sooner than anticipated. These estimates may be shortened in the event of an increase, in expenditure relating to the development programs beyond the Company's expectations, or if the development program progresses more quickly than expected. There can be no assurance whether, and to what extent, the Tranche 3 warrants will be exercised, if at all.

Attachment

  Inventiva - PR - Preliminary Financial Results H1 2026 - EN - 07 30 2026 (https://ml-eu.globenewswire.com/Resource/Download/1de9c989-1a42-402b-8b60-4086eedd7f01)